SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                              Sunbeam Corporation
                               (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                 867071 10 2
                                (CUSIP Number)

                               Schulte Roth & Zabel
         900 Third Avenue, New York, NY 10022, Attn:  Andre Weiss, Esq.
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                with a copy to:
                          Skadden Arps Meagher & Flom
      919 Third Avenue, New York, NY 10022, Attn:  Richard T. Prins, Esq.
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                              September 18, 1996
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 867071 10 2
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Steinhardt Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,736,177
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,736,177
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,736,177
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.8%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Institutional Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                7,298,361
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                7,298,361
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                7,298,361
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.9%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              I.P. Management Company, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                7,298,361
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                7,298,361
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                7,298,361
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                8.9%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Steinhardt Management Company, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,242,846
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,242,846
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,242,846
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Michael H. Steinhardt
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                 716,436
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                16,277,384
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 716,436
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                16,277,384
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                16,993,820
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                20.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Mutual Shares Fund
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Maryland
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                11,260,174
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                11,260,174
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                11,260,174
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                13.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IC
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Mutual Qualified Fund
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Maryland
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,800,554
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,800,554
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,800,554
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IC
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Mutual Beacon Fund
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Maryland
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,480,670
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,480,670
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,480,670
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IC
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Heine Securities Corporation
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                17,541,398
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                17,541,398
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                17,541,398
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________

13D
CUSIP No. 867071 10 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Michael F. Price
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              Not Applicable
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                17,541,398
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                17,541,398
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                17,541,398
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                21.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

      The Schedule 13D, initially filed on April 8, 1993, as amended by Amendment No. 1, filed on July 23, 1993, Amendment No. 2, filed on April 20, 1994, Amendment No. 3, filed on November 23, 1994, Amendment No. 4, filed on December 8, 1994, and Amendment No. 5 filed on January 2, 1996 (collectively, the "Schedule 13D"), of Steinhardt Partners, L.P. ("Steinhardt Partners"), Institutional Partners, L.P. ("Institutional"), I.P. Management Company, Inc. ("IP Management"), Steinhardt Management Company, Inc. ("Steinhardt Management"), Michael H. Steinhardt, Mutual Shares Fund ("MSF"), Mutual Beacon Fund ("MBF"), Mutual Qualified Fund ("MQF"), Heine Securities Corporation ("HSC") and Michael F. Price, relating to the Common Stock, par value $0.01 per share (the "Common Stock") issued by Sunbeam Corporation, a Delaware corporation whose principle executive offices are located at 2100 New River Center, 200 East Las Olas Boulevard, Fort Lauderdale, FL 33301 (the "Company"), is hereby amended and restated by this Amendment No. 6 to the
Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

     (a)This statement is being filed by (i) Steinhardt Partners, with respect to shares of Common Stock beneficially owned by it, (ii) Institutional, with respect to shares of Common Stock beneficially owned by it, (iii) IP Management, with respect to the shares of Common Stock beneficially owned by Institutional, (iv) Steinhardt Management, with respect to the shares of Common Stock beneficially owned by SP International S.A., through its subsidiary ("SP International"), (v) Michael H. Steinhardt, with respect to the shares of Common Stock beneficially owned by each of the entities named in (i)-(iv) above and by himself, (vi) MSF, with respect to the shares of Common Stock beneficially owned by it, (vii) MBF, with respect to the shares of Common Stock beneficially owned by it, (viii) MQF, with respect to the shares of Common Stock beneficially owned by it, (ix) HSC, with respect to the shares of Common Stock beneficially owned by each of the entities named in (vi)-(viii), and (x) Michael F. Price with respect to the shares of Common Stock beneficially owned by each of the entities named in (vi)-(ix) above.
      The general partners of Institutional and Steinhardt Partners are Lisa Addeo, Joel M. Pearlberg, Michael H. Steinhardt and Shimon Topor. Mr. Steinhardt is the Managing Partner of Institutional and Steinhardt
Partners.
      The sole director of IP Management and Steinhardt Management is Michael
H. Steinhardt. The executive officers of IP Management and Steinhardt Management are Mr. Steinhardt (Chairman and President), Lisa Addeo (Vice President) and Joel M. Pearlberg (Secretary).
      The sole director of HSC is Michael F. Price. The executive officers of HSC are Mr. Price (President), Edward J. Bradley (Treasurer and CFO) and Elizabeth N. Cohernour (General Counsel and Secretary).
     (b) The principal business address of Steinhardt Partners, Institutional, Steinhardt Management and Mr. Steinhardt is c/o Steinhardt Management Company, Inc., 605 Third Avenue, New York, New York 10158. The principal business address of SP International is 129 Front Street, Hamilton HM12, Bermuda. The principal business address of MSF, MBF, MQF, HSC and
Mr. Price is c/o Mutual Series Fund Inc., 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.
      (c) The principal business of each of Institutional Partners, Steinhardt Partners and SP International is that of a private investment firm engaging in the purchase and sale of securities for investment of its own account. The principal business of IP Management is that of an investment manager with respect to the portfolio of Institutional. The principal business of Steinhardt Management is that of an investment manager with respect to the portfolio of SP International. The principal occupations of the General Partners of Institutional and Steinhardt Partners are as such General Partners. The General Partners of Institutional Partners and Steinhardt Partners are also employees of IP Management and Steinhardt Management.
      Each of MSF, MQF and MBF is a series of Mutual Series Fund Inc. ("Mutual Series"). Mutual Series is an open-end management investment company registered under the Investment Company Act of 1940. HSC is an investment adviser registered under the Investment Advisers Act of 1940 and is investment adviser to each of MSF, MQF and MBF. The principal occupations of Mr. Price, Mr. Bradley and Ms. Cohernour are as (i) President and Director, (ii) Chief Financial Officer and Treasurer and (iii) General Counsel and Secretary, respectively, of Mutual Series and HSC.
      (d) During the past five years, none of the persons referred to in paragraph (a) above was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e)   Except as set forth in Exhibit A to Amendment No. 5 to the
Schedule 13D filed on January 2, 1996 and in Appendix A of the 13D originally filed by Sunbeam-Oster Equities, L.P.("SOE") on April 8, 1993, during the past five years, none of the persons referred to in paragraph (a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining such person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws by any such person.
      (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. Steinhardt Partners and Institutional are Delaware limited partnerships. I.P. Management and Steinhardt Management are New York corporations. SP International is a British Virgin Islands corporation. MSF, MQF and MBF are each a series of Mutual Series Fund Inc., a Maryland corporation. HSC is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FOUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         The transaction described in Item 4 below involves a distribution of Common Stock to investors in Steinhardt Partners, Institutional and SP International, pro rata in accordance with ownership percentages. No consideration is being paid in connection therewith.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          Item 4 is hereby amended and restated in its entirety as follows:

     Each of Steinhardt Partners, Institutional and SP International is making a pro rata distribution in-kind to its investors of the shares of Common Stock it owns. The exact number of Sunbeam shares to be distributed will be based upon the New York Stock Exchange closing price of Sunbeam on Thursday, September 19, 1996. The calculation will be net of management and incentive fees. The distribution will be made as of Friday, September 20, 1996. A press release describing the distribution of shares of Common Stock is attached hereto as Exhibit A.

     MSF, MBF, MQF, HSC and Mr. Price are not participating in the distribution in-kind described above.

     Each of the persons filing this Schedule 13D reserves the right to maintain its holdings of Common Stock at current levels without further action or to sell all or a portion of its holdings in the open market or in privately negotiated transactions or otherwise to one or more purchasers.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Steinhardt Partners owns 4,736,177 shares of Common Stock representing approximately 5.8% of the issued and outstanding shares of Common Stock, Institutional owns 7,298,361 shares of Common Stock representing approximately 8.9% of the issued and outstanding shares of Common Stock, SP International owns 4,242,846 shares of Common Stock representing approximately 5.2% of the issued and outstanding shares of Common Stock. Steinhardt Management owns directly no shares of Common Stock. IP Management
owns directly no shares of Common Stock.   Mr. Steinhardt owns directly
716,436 shares of Common Stock representing approximately .9% of the issued and outstanding shares. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Steinhardt Management may be deemed to own beneficially the shares of Common Stock owned by SP International (4,242,846 shares of Common Stock representing approximately 5.2% of the issued and outstanding shares of Common Stock), Mr. Steinhardt may be deemed to own beneficially the shares of Common Stock owned by Steinhardt Partners, Institutional, SP International and Steinhardt Management (together with the shares of Common Stock owned directly by Mr. Steinhardt, shares of Common Stock representing approximately 20.7% of the issued and outstanding shares of Common Stock) and IP Management may be deemed to own beneficially the shares of Common Stock owned by Institutional (7,298,361 shares of Common Stock representing approximately 8.9% of the issued and outstanding shares of Common Stock).
      Following the distribution in-kind described in Item 4, Steinhardt Partners, Institutional, I.P. Management, Steinhardt Management, Michael Steinhardt (collectively, the "Steinhardt Group") and other General Partners of Steinhardt Partners and Institutional will own together less than 5% of the outstanding shares of Common Stock. The Stockholders Agreement previously filed as Exhibit B to Amendment No. 5 to the Schedule 13D, will terminate and the Steinhardt Group will no longer be party to this Schedule 13D. A further amendment to this Schedule 13D will be filed following the distribution.
      MSF owns 11,260,174 shares of Common Stock representing approximately 13.7% of the issued and outstanding shares of Common Stock, MQF owns 4,800,544 shares of Common Stock representing approximately 5.8% of the issued and outstanding shares of Common Stock and MBF owns 1,480,670 shares of Common Stock representing approximately 1.8% of the issued and outstanding shares of Common Stock.
      Mr. Price and HSC own directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Act, Mr. Price and HSC may be deemed to own beneficially the shares of Common Stock owned by MSF, MQF, and MBF (17,541,398 representing approximately 21.4% of the issued and outstanding shares of Common Stock).
      The percentages used in this paragraph (a) are calculated based upon 82,068,351 shares of Common Stock stated to be issued and outstanding at July 22, 1996 as reflected in the Company's Form 10-Q filed with the Securities and Exchange Commission by the Company.
      (b) Each of Steinhardt Partners and Institutional has the power to vote and to dispose of the shares of Common Stock owned by them, which power may be exercised by Mr. Steinhardt, as Managing Partner, of each of Institutional and Steinhardt Partners. Institutional is also a party to an investment management agreement with IP Management, pursuant to which IP Management has investment responsibility with respect to the portfolio of Institutional. As principal of IP Management, Mr. Steinhardt has the power to vote (or to direct the vote of) and to dispose (or to direct the disposition of) the shares of Common Stock held by Institutional. SP International is a party to an investment management agreement with Steinhardt Management pursuant to which Steinhardt Management has investment responsibility with respect to the portfolio of SP International. As principal of Steinhardt Management, Mr. Steinhardt has the power to vote (or to direct the vote of) and to dispose of (or to direct the disposition of) the shares of Common Stock held by SP International.

    Each of MSF, MQF and MBF is a party to a separate investment management agreement with HSC pursuant to which HSC has investment responsibility with respect to the portfolios of MSF, MQF and MBF. As principal of HSC, Mr. Price has the power to vote (or direct the vote of) and to dispose (or to direct the disposition of) the shares of Common Stock held by MSF, MQF and MBF.
      (c) Effective as of July 1, 1996, SP International and Institutional distributed shares of Common Stock to Steinhardt Management and IP Management respectively, pursuant to deferred compensation plans, which shares were immediately distributed to Michael H. Steinhardt, Shimon Topor and others as participants in those plans. SP International distributed 673,723 shares. Institutional distributed 156,733 shares. Mr. Steinhardt received 716,436 shares, and Mr. Topor received 21,541 shares. Steinhardt Management distributed 35,179 shares to Mr. Steinhardt and 1,658 shares to Mr. Topor.
The distribution of shares of Common Stock in July 1996 by SP International, Institutional and Steinhardt Management resulted in a change of beneficial ownership of the Steinhardt Group of less than 1% of the outstanding shares.
      (d)   Not applicable.
      (e)   Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with the dissolution of SOE and the distribution of the shares of Common Stock to the Partners, Steinhardt Partners, Institutional, Steinhardt Management, Mr. Steinhardt, certain affiliates of Mr. Steinhardt, MSF, MQF and MBS entered into a Stockholders Agreement dated as of December 28, 1995. A copy of the Stockholders Agreement was filed as Exhibit B to Amendment No. 5 to the Schedule 13D. Following the distribution in-kind described in Item 4, the Stockholders Agreement will terminate.

Item 7.   Material to be Filed as Exhibits.

1.   Exhibit A -Press Release, dated September 18, 1996

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This Amendment No. 6 may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument.





DATED:  September 18, 1996       /s/ Lisa Addeo, attorney-in-fact for
                                 Michael H. Steinhardt, individually,
                                 and as managing partner of each of
                                 STEINHARDT PARTNERS, L.P. and
                                 INSTITUTIONAL PARTNERS, L.P., and as
                                 president of each of I.P. MANAGEMENT COMPANY,
                                 INC. and STEINHARDT MANAGEMENT COMPANY,
                                 INC.

                                 /s/ Peter A. Langerman
                                 Peter A. Langerman, as executive vice
                                 president of each of MUTUAL SHARES FUND, a
                                 series of Mutual Series Fund, Inc., MUTUAL
                                 QUALIFIED FUND, a series of Mutual Series
                                 Fund, Inc., and MUTUAL BEACON FUND, a series
                                 of Mutual Series Fund, Inc.

                                 /s/ Bradley Takahashi, attorney-in-fact for
                                 Michael F. Price, individually and as
                                 president of HEINE SECURITIES CORPORATION